Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of the Registrant.

Name	Jurisdiction of Incorporation

Sandy Spring Capital Trust II	Delaware
Sandy Spring Bank	Maryland
Sandy Spring Insurance Corporation*	Maryland
The Equipment Leasing Corporation*	Maryland
West Financial Services, Inc.	Maryland

* Direct subsidiaries of Sandy Spring Bank